Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Net income applicable to common stock	$1,001	$25,033	$41,672	$69,080

Average number of common shares outstanding	16,772	16,843	16,802	16,796

Net income per share — Basic	$0.06	$1.49	$2.48	$4.11

Average number of common shares outstanding	16,772	16,843	16,802	16,796
Add: Assumed exercise of stock options and vesting of stock grants	155	153	178	171

Common and common equivalent shares outstanding	16,927	16,996	16,980	16,967

Net income per share — Diluted	$0.06	$1.47	$2.45	$4.07